SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 1)

                         YES! ENTERTAINMENT CORPORATION
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    985834100
                                    ---------
                                 (CUSIP Number)


                             Mr. Stuart J. Chasanoff
                           1601 Elm Street, Suite 4000
                               Dallas, Texas 75201
                                 (214) 720-1600
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 2, 1998
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ( )

                         (Continued on following pages)

---------------------------------------
CUSIP NO. 985834100                                      13D
---------------------------------------

--------- ---------------------------------------------------------------------

1         NAME OF REPORTING PERSON                 INFINITY INVESTORS LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       N/A
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)( )
                                                                         (b)(X)
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

3         SEC USE ONLY
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS*                                               WC
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                 ( )
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION              NEVIS, WEST INDIES
--------- ---------------------------------------------------------------------
---------------------- -------- -----------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER                   17,757,939
 BENEFICIALLY OWNED
  BY EACH REPORTING
    PERSON WITH:       8        SHARED VOTING POWER                          0


                       9        SOLE DISPOSITIVE POWER              17,757,939


                       10       SHARED DISPOSITIVE POWER                     0
---------------------- -------- -----------------------------------------------
--------- ---------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                   17,757,939
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                ( )
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             52.2%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                        CO
--------- ---------------------------------------------------------------------
                               * SEE INSTRUCTIONS

---------------------------------------
CUSIP NO. 985834100                                      13D
---------------------------------------

--------- ---------------------------------------------------------------------

1         NAME OF REPORTING PERSON      INFINITY EMERGING OPPORTUNITIES LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       N/A
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)( )
                                                                         (b)(X)
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

3         SEC USE ONLY
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                  WC
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    ( )
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION              NEVIS, WEST INDIES
--------- ---------------------------------------------------------------------
---------------------- -------- -----------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER           188,698
 BENEFICIALLY OWNED
  BY EACH REPORTING
    PERSON WITH:       8        SHARED VOTING POWER         0


                       9        SOLE DISPOSITIVE POWER      188,698


                       10       SHARED DISPOSITIVE POWER    0
---------------------- -------- -----------------------------------------------
--------- ---------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                          188,698
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   ( )
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              1.1%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                        CO
--------- ---------------------------------------------------------------------
                               * SEE INSTRUCTIONS

---------------------------------------
CUSIP NO. 985834100                                      13D
---------------------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON                     GLACIER CAPITAL LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                        N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)( )
                                                                         (b)(X)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                  WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    ( )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION               NEVIS, WEST INDIES
--------- ----------------------------------------------------------------------
---------------------- -------- ------------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER            2,017,448
 BENEFICIALLY OWNED
  BY EACH REPORTING
    PERSON WITH:       8        SHARED VOTING POWER          0


                       9        SOLE DISPOSITIVE POWER       2,017,448


                       10       SHARED DISPOSITIVE POWER     0
---------------------- -------- ------------------------------------------------
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED

          BY EACH REPORTING PERSON                           2,017,448
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   ( )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             10.9%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                      CO
--------- ----------------------------------------------------------------------
                               * SEE INSTRUCTIONS

1.   SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of YES! Entertainment Corporation, a Delaware corporation, which has its principal executive offices located 3875 Hopyard Road, Suite 375, Pleasanton, California 94588 (the "Issuer" or "YES!").

2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed jointly by Infinity Investors Limited ("Infinity"), Infinity Emerging Opportunities Limited ("Emerging") and Glacier Capital Limited ("Glacier") (the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance"), Hunt Financial Partners, L.P. ("Hunt LP"), Hunt Financial Group, L.L.C ("Hunt LLC"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Randall Fojtasek ("Fojtasek"), Clark K. Hunt ("C. Hunt"), Lamar Hunt ("L. Hunt") and Barrett Wissman ("Wissman"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

     (b) & (c) REPORTING PERSONS

               The Reporting Persons are Nevis, West Indies Corporations. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of each Reporting Person, which also serves as its principal office, is Hunkins Waterfront Plaza, Main Street, P.O. Box 556, Charlestown, Nevis, West Indies.

               The names, business addresses, principal occupations or employments and citizenships of each officer and director of the Reporting Persons are set forth on Schedule A attached hereto and incorporated herein by reference.

               CONTROLLING PERSONS

               Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person (other than Fojtasek), which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201. Fojtasek's principal address and principal place of business is 3801 Maplewood Avenue, Dallas, Texas 75205.

               Infinity:

               HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and Emerging and activities related thereto.

               HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. C. Hunt and Wissman are the Managers of HW Finance.

               The principal occupation or employment of each of Wissman and C. Hunt is financial management.

               Emerging:

               HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and Emerging and activities related thereto.

               HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. C. Hunt and Wissman are the Managers of HW Finance.

               The principal occupation or employment of each of Wissman and C. Hunt is financial management.

               Glacier:

               Glacier is a wholly-owned subsidiary of Lion, the sole general partner of which is Mountain, which is managed by C. Hunt, Wissman and Fojtasek.

               Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               Mountain is a Texas limited liability company, the principal business of which is serving as the general partner of Lion and activities related thereto. C. Hunt, Wissman and Fojtasek are the Managers of Mountain.

               The principal occupation or employment of Fojtasek is serving as President to Atrium Door and Window Company of New York, Atrium Door and Window Company of New England, Inc., Atrium Door and Window Company of the Northeast, Connecticut corporations, and Atrium Door and Window Company - - West Coast, a Texas corporation, and financial management.



     (d)&(e) During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Fojtasek, C. Hunt, and Wissman are U.S. citizens and residents of the State of Texas.



3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The following disclosure is qualified in its entirety by reference to (i) the Second Amendment, the Form of New Debentures and the Certificate of Designation for the Series B Preferred Stock (each as defined below) as filed by the Issuer as Exhibits 4.1, 4.2 and 4.3 to the Issuer's Report on Form 8-K, dated as of August 4, 1997 and (ii) the Replacement Debentures, the Certificate of Designation for the Series C Preferred Stock and the Exchange Agreement (each as defined below). On January 28, 1997, Infinity and Fairway Capital Limited, a Nevis, West Indies corporation ("Fairway") entered into a purchase agreement which was subsequently amended and restated as of March 18, 1997 (effective as of January 28, 1997, the "First Amendment"), to provide for the purchase by Infinity and Fairway of (i) an aggregate of $1.5 million principal amount of YES! Convertible Debentures due April 30, 2002 (the "Old Debentures") and (ii) 85,000 shares of YES! Series A Convertible Preferred Stock (the "Series A Preferred") having an aggregate value of $8,500,000. On July 25, 1997 (effective as of April 30,
     1997), YES!, Infinity, Fairway and Capello & Laffer Capital Corp. entered into a Second Amended and Restated Purchase Agreement (the "Second Amendment"), providing, among other things, for the exchange by Infinity and Fairway of all of the Old Debentures and shares of Series A Preferred for (i) an aggregate principal amount of $1,908,313 principal amount of YES! Convertible Debentures due April 30, 2002 (the "New Debentures"), (ii) an aggregate of 381,313 shares of YES!'s Series B Convertible Preferred Stock (the "Series B Preferred") with an aggregate liquidation value of $9,532,825, and (iii) an aggregate amount of 225,000 warrants to purchase common stock at an exercise price of $3.55 per share (the "Warrants"). On December 31, 1997, Fairway transferred all of its New Debentures and Series B Preferred to Glacier in a private placement transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). On May 15, 1998, Infinity sold $100,000 of New Debentures to Emerging in a separate private placement transaction pursuant to Section 4(2) of the Securities Act. On September 2, 1998, YES!, Infinity, Emerging and Glacier entered into a Securities Exchange Agreement (the "Exchange Agreement"), providing, among other things, for the exchange by Infinity, Emerging and Glacier of all of the New Debentures and shares of Series B Preferred for (i) an aggregate principal amount of $1,835,920.60 principal amount of YES! Convertible Debentures due April 30, 2002 (the "Replacement Debentures"), (ii) an aggregate of 348,670 shares of YES!'s Series C Convertible Preferred Stock (the "Series C Preferred") with an aggregate liquidation value of $8,716,750.

     The Replacement Debentures are convertible into the same number of shares of YES! Common Stock as were the New Debentures, which number is equal to the product of (i) the aggregate principal amount of the Replacement Debentures, together with all accrued but unpaid interest thereon through the date of conversion, multiplied by (ii) the Conversion Ratio (as defined in the Exchange Agreement) which currently equals approximately 1.875. Each share of Series C Preferred Stock is convertible into the number of shares of YES! Common Stock equal to the liquidation preference of the Series C Preferred Stock ($25.00 per share) divided by the applicable Conversion Ratio (as defined in the Exchange Agreement), which currently equals approximately 46.887 shares of Common Stock for each share of Series C Preferred.

     Pursuant to the Exchange Agreement, the Issuer has agreed to call an annual or special meeting for the purpose of (i) increasing the number of authorized shares of Common Stock sufficient to cause the number of authorized and unissued and unreserved shares of Common Stock to exceed by at least 10 million shares the number of shares of Common Stock issuable upon the conversion and exercise of all of the July Debentures, the Warrants (each as defined in the Exchange Agreement), the outstanding shares of Series B Preferred, Series C Preferred and the Replacement Debentures and (ii) approving the issuance of Common Stock upon conversion of the Series C Preferred and/or the Replacement Debentures in the amount required by the Certificate of Designation of Series C Preferred and the Replacement Debentures. Under an Irrevocable Proxy Coupled with an Interest, Stuart Chasanoff has been authorized to vote the shares of Gary Nemetz and Donald Kingsborough.

     Pursuant to the Exchange Agreement, the Reporting Persons are prohibited from converting the Replacement Debentures and the Series C Preferred until the earlier of February 21, 1999 or the date an Event of Default (as defined in the Exchange Agreement) occurs. In addition, each of the Replacement Debentures and the Series C Preferred limits the aggregate number of shares of common stock which may be issued upon conversion of the Replacement Debentures or the Series C Preferred (together with all shares previously issued upon conversion of both the Replacement Debentures and the Series C Preferred) to 20% of the number of shares outstanding on the Conversion Date (as defined in the Exchange Agreement) (the "Maximum Number of Shares"). In the event that YES! has not obtained Stockholder Approval (as defined in the Certificate of Designation of Series C Preferred Stock and the Replacement Debentures) by December 21, 1998, YES! will be required to (i) repay the balance of the Replacement Debentures, (ii) redeem the Series C Preferred at the specified redemption price and (iii) repay the Bridge Loan and any other indebtedness owed to the Reporting Persons, including, without limitation, the New Facility Loan (as defined in the Exchange Agreement). If such payment, if required to be made, is not made on or before December 23, 1998, YES! must pay a repayment premium in addition to repaying the principal of and accrued but unpaid interest on the Replacement Debentures and/or the aggregate liquidation preference and accrued but unpaid dividends on the Series C Preferred.

     The original funds used to acquire the Series B Preferred and the New Debentures were derived from the Purchasers' working capital accounts. As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. The Series C Preferred and the Replacement Debentures were acquired in exchange for the Series B Preferred and the New Debentures.

4.   PURPOSE OF TRANSACTION.

     Each Reporting Person acquired the Replacement Debentures and the Series C Preferred for investment purposes only.

     Although the Reporting Persons have no immediate intention to effect any additional transactions in the Common Stock of the Issuer, they may acquire additional shares of Common Stock of the Issuer (by conversion of the Series C Preferred and/or the Replacement Debentures, exercise warrants owned by the Reporting Persons, open-market purchases or otherwise) or dispose of some or all of the Replacement Debentures, Series C Preferred or Common Stock based upon a number of factors, including the Reporting
     Persons' evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities. Pursuant to the Certificate of Designation of Series C Preferred Stock and the Replacement Debentures, the Issuer has undertaken to obtain, by December 21, 1998, Stockholder Approval authorizing an issuance upon conversion of the Replacement Debentures and/or Series C Preferred of more than the Maximum Number of Shares. If Stockholder Approval is not so obtained, then, unless the Reporting Persons deliver written notice to the Issuer that no redemption or repayment is required, the Issuer will be required to redeem all of the Series C Preferred then outstanding and repay all of the principal amount of and accrued interest on the Replacement Debentures. If such payment, if required to be made, is not received by the Reporting Persons by December 23, 1998, the Issuer will be required to pay interest on such overdue amounts accruing from December 21, 1998. If Stockholder Approval is obtained, and if the Reporting Persons then elect to convert all of the Replacement Debentures and Series C Preferred Stock into Common Stock, the Reporting Persons would have a sufficient majority of the then issued and outstanding Common Stock to authorize any and all corporate transactions which require the approval of a majority of the shareholders of the Common Stock of the Issuer, including, without limitation, engaging in extraordinary corporate transactions, effecting changes in the Issuer's management or its directors, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws, or deleting, delisting or terminating the registration of any securities of the Issuer. Pursuant to the Certificate of Designation of Series C Preferred Stock, the Issuer has undertaken to elect two members to the Issuer's Board of Directors selected by the Reporting Persons. The Reporting Persons are currently considering a number of options, including, without limitation, those described above.

     Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The following list sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (based on applicable current conversion ratios, which are subject to change, and 16,440,733 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1998):

                  REPORTING PERSONS

---------- -------------- -------------- ------------ --------------- --------------------- -------------- -------------- ----------
 Reporting   Principal      Shares of      Number of     Shares of      Shares of Common      Shares of    Total Number   Percentage
  Person     Amount of    Common Stock     shares of    Common Stock  Stock Received upon   Common Stock     of Common     of Common
            Replacement    Underlying      Series C      Underlying      Conversion of          Upon          Shares        Stock*
            Debentures     Replacement     Preferred      Series C        Replacement        Exercise of
                           Debentures                    Preferred     Debentures and/or      Warrants
                                                                       Series C Preferred
                                                                             Stock
---------- -------------- -------------- ------------ --------------- --------------------- -------------- -------------- ----------
Infinity    1,545,787.50    2,900,077       313,454      14,697,058          160,084            202,500     17,960,439         52.2%
Emerging      100,639.89      188,698            --              --               --                 --        188,698          1.1%
Glacier       189,494.20      355,301        35,216       1,651,172           10,975             22,500      2,039,948         11.0%
Total                                                                                                       20,189,085         55.1%
---------- -------------- -------------- ------------ --------------- --------------------- -------------- -------------- ----------

*  The percentage for each Reporting Person is calculated as if only such Reporting Person had converted.   The  total percentage is
   calculated as if all Reporting Persons had converted.

          CONTROLLING PERSONS

          Each of (1) HW Partners, as advisor to each of Infinity and Emerging, and (2) HW Finance, as the general partner of HW Partners, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by each of Infinity (the "Infinity Shares") and Emerging (the "Emerging Shares") pursuant to Rule 13d-3 of the Act.

          In their capacities as controlling persons of HW Partners, each of C. Hunt and Wissman, may be deemed to be the beneficial owner of the Emerging Shares and the Infinity Shares pursuant to Rule 13d-3 of the Act.

          Each of (1) Lion as sole shareholder of Glacier, and (2) Mountain as the general partner of Lion, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Glacier (the "Glacier Shares") pursuant to Rule 13d-3 of the Act.

          In their capacities as controlling persons of Mountain, each of (1) C. Hunt, (2) Wissman and (3) Fojtasek, may be deemed to be the beneficial owner of the Glacier Shares pursuant to Rule 13d-3 of the Act.

     (b)  REPORTING PERSONS

          Acting through is advisor, HW Partners, Infinity would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares.

          Acting through its advisor, HW Partners, Emerging would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Emerging Shares.

          Acting through its sole shareholder Lion, Glacier would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

          CONTROLLING PERSONS

          Acting through its sole general partner HW Finance, HW Partners would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares and the Emerging Shares.

          In their capacities as controlling persons of HW Partners, each of C. Hunt and Wissman would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares and the Emerging Shares.

          Acting through its sole general partner Mountain, Lion would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

          In their capacities as controlling persons of Mountain, each of (1) C. Hunt, (2) Wissman and (3) Fojtasek would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

     (c) No Item 2 Person has effected any transactions in the shares of Common Stock of the Issuer during that period beginning sixty (60) days preceding the date hereof.

     (d)  Not applicable

     (e)  Not applicable

6.   CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS
     WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the contracts and arrangements described above, the Issuer agreed to file a Registration Statement with the United States Securities and Exchange Commission covering the resale of the Common Stock received upon conversion of the Replacement Debentures and the Series C Preferred Stock. The Issuer further agreed to maintain the effectiveness of the Registration Statement until such Common Stock is sold and all steps are taken to remove any legends or restrictions on transfer thereof or until such Common Stock is otherwise available for resale pursuant to Rule 144(k) promulgated under the Securities Act.

7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.               Exhibit
          -----------               -------
             99.1                   Joint Filing  Agreement,  dated September 8,
                                    1998.

                                    SIGNATURE

     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:  September 8, 1998



                                        Infinity Investors Limited

                                        By:   /s/  Stuart J. Chasanoff
                                           -------------------------------------
                                        Name:   Stuart J. Chasanoff
                                        Title:  Attorney-in-fact




                                        Infinity Emerging Opportunities Limited


                                        By:     /s/  Stuart J. Chasanoff
                                           -------------------------------------
                                        Name:     Stuart J. Chasanoff
                                        Title:    Attorney-in-fact


                                        Glacier Capital Limited


                                        By:     /s/  Stuart J. Chasanoff
                                           -------------------------------------
                                        Name:     Stuart J. Chasanoff
                                        Title:    Attorney-in-fact

                                   SCHEDULE A

              Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Glacier Capital Limited

 NAME AND CITIZENSHIP          BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR     POSITION WITH REPORTING PERSON
      OR PLACE OF                                                   EMPLOYMENT
     ORGANIZATION
   James A. Loughran      38 Hertford Street, London                  Lawyer                            Director
        (Irish)                 England W1Y 7TG

    James E. Martin       38 Hertford Street, London                Accountant                    President & Treasurer
       (British)                England W1Y 7TG

SECORP Limited (Nevis,    38 Hertford Street, London       Nevis, West Indies business                  Secretary
     West Indies)               England W1Y 7TG             corporation that serves as
                                                          secretary of various entities

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited

 NAME AND CITIZENSHIP          BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR     POSITION WITH REPORTING PERSON
      OR PLACE OF                                                   EMPLOYMENT
     ORGANIZATION
   James A. Loughran      38 Hertford Street, London                  Lawyer                            Director
        (Irish)                 England W1Y 7TG

    James E. Martin       38 Hertford Street, London                Accountant                          Director
       (British)                England W1Y 7TG

SECORP Limited (Nevis,    38 Hertford Street, London       Nevis, West Indies business                  Secretary
     West Indies)               England W1Y 7TG             corporation that serves as
                                                          secretary of various entities

  Margareta Hedstrom      37 Shepherd Street, London            Business Executive               President and Treasurer
       (Swedish)                England W1Y 7LH

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Emerging Opportunities Limited

 NAME AND CITIZENSHIP          BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR     POSITION WITH REPORTING PERSON
      OR PLACE OF                                                   EMPLOYMENT
     ORGANIZATION
   James A. Loughran      38 Hertford Street, London                  Lawyer                            Director
        (Irish)                 England W1Y 7TG

    James E. Martin       38 Hertford Street, London                Accountant                          Director
       (British)                England W1Y 7TG

SECORP Limited (Nevis,    38 Hertford Street, London       Nevis, West Indies business                  Secretary
     West Indies)               England W1Y 7TG             corporation that serves as
                                                          secretary of various entities

  Margareta Hedstrom      37 Shepherd Street, London            Business Executive               President and Treasurer
       (Swedish)                England W1Y 7LH